Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-239044

Term Sheet

Dated August 17, 2022

24,000,000 Depositary Shares Each Representing a 1/40th Ownership Interest

in a Share of 6.200% Fixed-Rate Reset Perpetual Non-Cumulative Preferred Stock, Series H

Issuer:	KeyCorp (Ticker: KEY)

Security:	Depositary Shares Each Representing a 1/40th Ownership Interest in a Share of 6.200% Fixed-Rate Reset Perpetual Non-Cumulative Preferred Stock, Series H (the “Series H Preferred Stock”)

Size:	$600,000,000 (24,000,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa3/BB+/BB+ (Stable/Stable/Stable) (Moody’s / S&P / Fitch)

Liquidation Preference:	$1,000 per share of preferred stock (equivalent to $25.00 per depositary share)

First Reset Date:	December 15, 2027.

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Dividend Rate (Non-Cumulative):	From and including the date of issuance to, but excluding, the First Reset Date or the date of earlier redemption, 6.200% and from and including the First Reset Date, during each Reset Period, the five-year U.S. treasury rate as of the most recent reset dividend determination date (as defined in the preliminary prospectus supplement dated August 17, 2022) plus 3.132%.

Dividend Payment Dates:	15th day of each of March, June, September and December, commencing on December 15, 2022, in each case when, as and if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Record Date:	The 15th calendar day before the related dividend payment date (provided, however, if any such date is not a business day, then the record date will be the next succeeding day that is a business day) or such other date as determined by the Issuer’s board of directors or any duly authorized committee of the board of directors.

Optional Redemption:

On the First Reset Date or any dividend payment date thereafter, the Series H Preferred Stock may be redeemed, at the Issuer’s option, in whole or in part, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Notwithstanding the foregoing, the Series H Preferred Stock may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days after the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Neither the holders of Series H Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series H Preferred Stock. The Issuer’s redemption of the Series H Preferred Stock will cause the redemption of the corresponding depositary shares.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series H Preferred Stock is subject to prior approval of the Federal Reserve, and the Issuer must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity Tier 1 capital or additional Tier 1 capital, or demonstrate to the Federal Reserve that following such redemption the Issuer will continue to hold capital commensurate with its risk.

Trade Date:	August 17, 2022

Settlement Date:	August 24, 2022 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$8,678,446.89 (Reflects a discount of $0.25 per depositary share on 19,016,843 depositary shares sold to institutional investors, and a discount of $0.7875 per depositary share on 4,983,157 depositary shares sold to retail investors.)

Net Proceeds (before expenses) to Issuer:	$591,321,553.11

Use of Proceeds:	General corporate purposes

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

RBC Capital Markets, LLC

Depositary:	Computershare Trust Company, N.A. and Computershare Inc., jointly.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “KEY PrL.” If the application is approved, trading of the depositary shares is expected to commence on the NYSE within a 30-day period after the original issuance date of the depositary shares.

CUSIP/ISIN:	493267843 / US4932678430

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The depositary shares are equity securities and not bank deposits, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pursuant to rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in two business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the depositary shares on the date of pricing or the next two succeeding business days, because the depositary shares will initially settle in T+5, you will be required to specify an alternative settlement cycle at the time of your trade to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-645-3751.

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